FILER:

  COMPANY DATA:
  COMPANY CONFORMED NAME:               ALLIANT ENERGY CORPORATION
  CENTRAL INDEX KEY:
  STANDARD INDUSTRIAL CLASSIFICATION:   ELECTRIC AND OTHER SERVICES COMB.[4931]
  IRS NUMBER:                           391380265
  STATE OF INCORPORATION:               WI
  FISCAL YEAR END:                      12/31

  FILING VALUES:
  FORM TYPE:                            U-6B-2
  SEC ACT:
  SEC FILE NUMBER:
  FILM NUMBER:

  BUSINESS ADDRESS:
  STREET 1:                             4902 N Biltmore Lane
  CITY:                                 MADISON
  STATE:                                WI
  ZIP:                                  53718
  BUSINESS PHONE:                       608-458-3311

  MAILING ADDRESS
  STREET 1:                             P. O. BOX 77007
  CITY:                                 MADISON
  STATE:                                WI
  ZIP:                                  53707







                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  FORM U-6B-2

                          Certificate of Notification

                           ALLIANT ENERGY CORPORATION

     This certificate is notice that Alliant Energy Corporation ("AEC"), during the period from January 1, 2002 through March 31, 2002, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].

1. Type of the security - Commercial paper notes issued by Alliant Energy Corporation.

2.   Issue, renewal or guaranty - New Issues

3.   Principal amount - See Schedule 1

4.   Rate of interest - See Schedule 1

5. Date of issue, renewal or guaranty - From January 1, 2002 through March 31, 2002

6.   If renewal of  security,  give date of original issue - Not Applicable

7.   Date of maturity of each security - various ranging from 1 day to 100 days.

8. Name of the person to whom each security was issued, renewed or guarantied: Cede & Co.

9.   Collateral given with each security: None

10.  Consideration received for each security:  See Schedule 1

11.  Application of proceeds of each security:  See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
       a. the provisions contained in the first sentence of 6(b),  : X
       b. the provisions contained in the fourth sentence of 6(b),  :
       c. the provisions contained in any rule of the commission other than Rule U-48, :

13.  See Schedule 2.

14.  Not Applicable

15.  Not Applicable.




                                        ALLIANT ENERGY CORPORATION

Date:   May 3, 2002                 By:
        ----------------                -------------------------------
                                        Thomas Hanson, Treasurer

                           Alliant Energy Corporation
                                  Form U-6B-2

                                   Schedule 1


               PERIOD FROM JANUARY 1, 2002 THROUGH MARCH 31, 2002


          1. During the period from January 1, 2002 through March 31, 2002, Alliant Energy Corporation issued commercial paper to fund borrowings by participants in the Utility Money Pool and for other business purposes as follows:


                                January         February          March
                               ------------    ------------     --------------
        Beginning Balance     $ 68,389,000    $ 28,953,000      $ 12,000,000
        Cp Issued             $ 25,000,000    $ 18,000,000      $ 59,990,000
        CP Matured            $ 64,436,000    $ 34,953,000      $ 24,766,000
        Ending Balance        $ 28,953,000    $ 12,000,000      $ 47,224,000
        Max Daily Balance     $ 77,197,000    $ 34,953,000      $ 49,990,000



          2. The weighted average interest rate for the period was 2.58%.




                           Alliant Energy Corporation
                                  Form U-6B-2

                                   Schedule 2


Calculation under item 13 Form U-6B-2:

     Principal amount of securities for which Alliant Energy Corporation is primarily or secondarily liable and fair market value of equity securities for the Reporting Period:

        Alliant Energy Corporation Senior Notes      $    24,000,000
        Guaranteed Long-term debt of AER               1,286,648,000
        Alliant Energy Corporation Common Stock        2,728,629,000
                                                    -------------------
        Total                                        $ 4,039,277,000
                                                                  5%
                                                    -------------------
        5% of Total                                  $   201,964,000
                                                    ===================